Exhibit 99.2

Tarena International, Inc.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: TEDU)

(the “Company”)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of the Company will be held at Conference Room 1, 6/F, No. 1 Andingmenwai Street, Litchi Tower, Chaoyang District, Beijing 100011, People’s Republic of China on February 20, 2024 at 10 A.M. (Beijing time) to consider and, if thought fit, pass with or without modification the following resolution as a special resolution:

SPECIAL RESOLUTION

“THAT:

(a)	subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands (the “Registrar”) being obtained, the name of the Company be changed from “Tarena International, Inc.” to “TCTM Kids IT Education Inc.” with effect from the date on which the Registrar enters the new name in the Register of Companies in place of the current name of the Company and issues the certificate of incorporation on change of name (the “Change of Company Name”); and

(b)	any one or more of the directors of the Company, acting collectively and individually, be and are hereby authorized to take all such steps, do all such acts, matters and things and to sign, execute (under hand, as a deed or under seal (where required)) and deliver all such documents which he/she may in his/her absolute discretion, consider necessary, appropriate, desirable or expedient in connection with or to implement or give effect to the Change of Company Name and to attend any necessary registration and/or filing for and on behalf of the Company.”

By Order of the Board

/s/ Shaoyun Han
Shaoyun Han
Chairman of the Board of Directors

Beijing, China

Date: December 29, 2023